Filed by Starwood Waypoint Homes

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Starwood Waypoint Homes

Commission File No. 001- 36163

Date: August 25, 2017

Starwood Waypoint Team Members,

As another week comes to a close, we wanted to reach out with the first of many regular updates on our integration planning. There is still much work to be done, but plans are starting to take shape and we’re excited by the steps we’ve already taken. The more we learn about each other and our respective companies, the more energized we are about merging our two companies to create a best-in-class single-family rental company.

So, what’s new? Leaders from both companies have been appointed to oversee the integration planning efforts and the post-close implementation in a number of functional areas. Arik Prawer, Starwood Waypoint’s Chief Financial Officer, has been named Chief Integration Officer and will lead the integration efforts. Members of the integration team include:

FUNCTION	SWAY REPRESENTATIVE(S)	IH REPRESENTATIVE(S)

Overall Project Management	◾ Arik Prawer Chief Financial Officer ◾ Mike Krumwiede VP, Corporate Development & Capital Markets ◾ Brandon Wagstaff Associate, Capital Markets	◾ Tracy Robinson Director, Project Management ◾ Amanda Van Winkle Sr. Business Analyst, Director ◾ Priti Mathur Project Manager ◾ Gala Dunn Project Manager

HR	◾ Andrew Bartlow VP, HR	◾ Stacey Rapier SVP & Chief HR Officer

Technology	◾ Larry Gorman CTO	◾ Darren Bordeaux SVP & CTO

Investments/ AM	◾ Josh Swift SVP, Investments	◾ Dallas Tanner EVP & CIO ◾ John Gibson SVP, Asset Management

Accounting	◾ Jeff Hedges SVP, Accounting	◾ Kim Norrell SVP & CAO

Legal	◾ Ryan Berry EVP, General Counsel	◾ Mark Solls EVP & Chief Legal Officer

Finance	◾ Shane Faller SVP, Finance & Treasury	◾ Jon Olsen SVP, Finance

Construction Management	◾ Justin Iannacone EVP, Construction	◾ Tim Lobner EVP, Operations

Field Operations	◾ Charles Young COO ◾ Marco Vartanian SVP, Property Management & Leasing ◾ Garret Van Parys Director, Operations	◾ Bruce Lavine EVP & COO ◾ Irwin Gordon EVP & CRO ◾ Joe Florczak VP, Operations Support

Marketing	◾ Katie Hyman Director, Marketing	◾ Jiggs Foster SVP, Marketing

While both companies will continue to operate independently until close, which we currently expect to be by year-end, this team will be working hard to coordinate the knowledge transfer, logistics, and strategy between both sides.

We know you have a lot of questions and we’ve appreciated hearing your thoughtful comments and concerns over the past two weeks. We remain committed to providing you with transparent and timely information throughout the integration process and we are developing comprehensive FAQs to address as many of your questions as we can. As a starting point, we’ve attached a few of the most recent and reoccurring FAQs to address some of your initial questions and concerns. We plan to expand this list which will be housed here:

https://colonyamerican.sharepoint.com/sites/HomeBase/Departments/HR/Pages/Integration-Information.aspx throughout the coming months as we know more and will share it with you regularly.

There is a bright future ahead for our combined company, but it’s important that we not let these integration efforts distract us from the work at hand. Our goals and incentives remain in place, and it’s important that we remain focused on finishing the year strong, and continuing to deliver the exceptional service that our residents have come to expect.

As always, thank you for your hard work and dedication.

Thank You.

Fred

Forward-Looking Statements

The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Invitation Homes (“INVH”) and Starwood Waypoint Homes (“SFR”) operate and beliefs of and assumptions made by INVH management and SFR management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of INVH or SFR or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between SFR and INVH, including future financial and operating results, the attractiveness of the value to be received by SFR stockholders, the attractiveness of the value to be received by INVH, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the merger on net debt ratios, cost of capital, future dividend payment rates, forecasts of accretion in core FFO, AFFO or other earnings or performance measures, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may materially and adversely affect our business, financial condition, liquidity, results of operations and prospects, as well as our ability to make distributions to our stockholders, include, but are not limited to: (i) national, regional and local economic climates; (ii) changes in the real estate and single-family rental industry, financial markets and interest rates, or to the business or financial condition of either company or business; (iii) increased or unanticipated competition for the companies’ properties; (iv) competition in the leasing market for quality residents; (v) increasing property taxes, homeowners’ association fees and insurance costs; (vi) each company’s dependence on third parties for key services; (vii) risks related to evaluation of properties, poor resident selection and defaults and non-renewals by either company’s residents; (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses; (ix) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status; (x) availability of financing and capital; (xi) risks associated with achieving expected revenue synergies or cost savings; (xii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger; (xiii) the outcome of claims and litigation involving or affecting either company; (xiv) applicable regulatory changes; and (xv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by INVH and SFR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither INVH nor SFR, except as required by law, undertakes any duty to update any forward-looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of August 9, 2017, by and among INVH, invitation Homes Operating Partnership LP, IH Merger Sub, LLC, SFR and Starwood Waypoint Homes Partnership, L.P. In connection with the proposed merger, INVH expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of SFR and information statement of INVH that also constitutes a prospectus (the “joint proxy/information statement/prospectus”) which joint proxy/information statement/prospectus will be mailed or otherwise disseminated to INVH stockholders and SFR stockholders when it becomes available. INVH and SFR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY/ INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy/information statement/prospectus and other relevant documents (if and when they become available) filed by INVH and SFR with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by INVH with the SEC will be available free of charge on INVH’s website at www.invitiationhomes.com or by contacting INVH Investor Relations at ir@invitationhomes.com or at 844-456-4684. Copies of the documents filed by SFR with the SEC will be available free of charge on SFR’s website at www.starwoodwaypoint.com or by contacting SFR Investor Relations at ir@colonystarwood.com or at 480-800-3490.

Certain Information Regarding Participants in the Solicitation

INVH and SFR and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about INVH’s executive officers and directors in INVH’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Current Reports of Form 8-K filed with the SEC on February 6, 2017, March 20, 2017 and June 29, 2017. You can find information about SFR’s executive officers and trustees in SFR’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, and its Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy/information statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from INVH or SFR using the sources indicated above.

No Offer of Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

MERGER FREQUENTLY ASKED QUESTIONS

Updated August 25, 2017

1.	What is happening and why?

Starwood Waypoint Homes has entered into a merger agreement with Invitation Homes. The combined company will be a leading, best-in-class single-family rental company and will own and manage a premier portfolio of approximately 82,000 single-family homes in strategically targeted, high-growth markets. Our two boards have decided that the name of the combined organization will be Invitation Homes. The “new” Invitation Homes will bring together the best practices, technology, and personnel from both companies to create the premier single-family rental company in the United States with a total enterprise value of approximately $20 billion. We believe that the new, larger company will allow us to deliver a broader range of services to our residents, enhance development opportunities for our professionals, and generate additional value for our stockholders.

2.	When is the deal expected to close?

We anticipate that the merger will close by year-end, subject to formal approval of the merger by the shareholders of Starwood Waypoint Homes and other customary closing conditions. The closing date of the merger will be the official start date of the combined company. It’s important to note that each organization will operate independently until the official close.

3.	Who will be the senior leaders of the organization?

The following senior leaders of the combined company have been announced and we look forward to announcing additional key leaders in the near future.

○	Bryce Blair, Chairman of the Board

○	Fred Tuomi, Chief Executive Officer

○	Ernie Freedman, Chief Financial Officer

○	Dallas Tanner, Chief Investment Officer

○	Charles Young, Chief Operating Officer

○	Mark Solls, Chief Legal Officer

○	Arik Prawer, Chief Integration Officer

4.	Where will our headquarters be located?

The combined company will have its corporate headquarters in Dallas, Texas and will also maintain an office in Scottsdale, Arizona.

5.	When will the integration be complete?

While plans are being made in advance and in anticipation of the closing and integration process, we will start the actual integration of processes, systems, and staff after the closing date. As you can imagine, fully combining the companies (our processes, our people and our portfolios) will be an ongoing process that will take some time to complete. Our target will be to have a fully integrated operation by mid-2019.

Starwood Waypoint Homes • 8665 East Hartford Drive Suite 200 • Scottsdale, AZ 85255 • T: 855.224.5484

6.	How will strategic decisions be made?

Defining the best practices and organizational structure for the combined company is a critical priority for both firms. The two companies have organized a task force headed by Arik Prawer, Chief Integration Officer, to work with Executive leadership to determine best practices, keep both Boards of Directors informed on the integration progress and coordinate with senior managers to determine cross functional implementation.

7.	How will staffing decisions be made?

The tasks and timing may vary significantly by function and by department. Generally, managers will select team members based upon their [experience], performance, skills, and fit for positions with the organization. Human Resources will be available to provide guidance to managers when selections are necessary. We will make every effort to keep this process simple, straight-forward, and at all times, respectful. Our priority in the selection process will be to ensure that the best possible decisions are made, and that positions are a good long-term fit for the person as well as for the organization.

8.	When will we know about staffing decisions and if my position is impacted by the merger?

We are currently working to define the new organizational structure and planned staffing levels for the combined company. As with most mergers, there will be some duplication of job duties between the two companies, and there will also be some new opportunities. No positions will be eliminated due to the merger before the actual close date in the fourth quarter of 2017, and even where redundancies exist, there may be transition periods of varying lengths. We remain committed to providing as much advance notice as possible regarding transition periods and any changes.

9.	In the event that my position is eliminated as a result of the merger, will I receive severance?

We are currently working on updating our corporate severance program for those positions that are affected as a result of the merger. We intend to announce the updated plan in the very near future for non-executive officers. Generally, team members subject to a job elimination or reduction in force will be eligible for monetary severance benefits, contingent upon their execution of the Company’s standard form release of claims. Payments made in accordance with the plan are subject to standard tax withholding and deductions. In the event of a position elimination, notification will occur in writing with the details of the severance plan with the Company providing as much notice as possible.

Starwood Waypoint Homes • 8665 East Hartford Drive Suite 200 • Scottsdale, AZ 85255 • T: 855.224.5484

10.	How will the annual bonus plans work after the merger?

There will be no changes to the 2017 bonus program eligibility or bonus targets in place prior to the merger. A review of bonus programs for 2018 will be completed and team members will be notified of changes in writing as part of our standard operating governances and practices with the Board.

11.	What if I have a question that is not addressed above?

We remain committed to sharing information with our team members as often as possible as we move through this transition. We are also tracking other relevant questions that we simply do not have the answers to at this time. Direct questions to HR@waypointhomes.com or humanresources@invitationhomes.com for your respective Human Resources organization.

Starwood Waypoint Homes • 8665 East Hartford Drive Suite 200 • Scottsdale, AZ 85255 • T: 855.224.5484